SUB-ITEM 77Q2

Based solely on a review of copies of Forms 3, 4 and 5, and amendments thereto, furnished to MFS California Municipal Fund (the "Trust") with respect to its most recent fiscal year for trustees and certain officers of the Trust, directors and certain officers of MFS, certain persons affiliated with MFS and greater than ten percent beneficial owners of the Trust's shares, the Trust believes all Section 16(a) transactions were reported on timely basis, except that there was a late Form 3 filing on behalf of Geoffrey Schechter. The Form 3 was inadvertently originally filed under the wrong CIK number on July 3, 2007. The Form 3 was promptly filed with the correct CIK number for the Trust upon discovery of this error on January 11, 2018.